SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 26, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 4Q11 and 2011 results

São Paulo, March 23, 2012 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the fourth quarter 2011 (4Q11) and full year 2011. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2010.

SBSP3: R$ 67.29/ share SBS: US$ 74.31 (ADR=2 shares) Total shares: 227.836.623 Market Value: R$ 15.3 billion Closing Price: 03/23/2012

1. Financial highlights

	4Q10	4Q11	Var. (R$)%		2010	2011	Var. (R$)%
(+) Gross operating revenue	2,016.8	2,261.7	244.9	12.1	7,655.3	8,305.0	649.7	8.5
(+) Construction revenue	571.0	603.6	32.6	5.7	2,130.6	2,224.6	94.0	4.4
(-) COFINS and PASEP taxes	146.3	163.5	17.2	11.8	555.5	602.2	46.7	8.4
(=) Net operating revenue	2,441.5	2,701.8	260.3	10.7	9,230.4	9,927.4	697.0	7.6
(-) Costs and expenses	1,146.7	1,334.0	187.3	16.3	4,477.3	5,302.1	824.8	18.4
(-) Construction costs	557.2	595.3	38.1	6.8	2,081.1	2,177.0	95.9	4.6
(+) Equity Results	(1.4)	0.8	2.2	-	(1.7)	(3.6)	(1.9)	-
(=) Earnings before financial expenses (EBIT*)	736.2	773.3	37.1	5.0	2,670.3	2,444.7	(225.6)	(8.4)
(+) Depreciation and amortization	119.3	196.2	76.9	64.5	552.2	768.7	216.5	39.2
(=) EBITDA**	855.5	969.5	114.0	13.3	3,222.5	3,213.4	(9.1)	(0.3)
(%) EBITDA margin	35.0	35.9			34.9	32.4
Net income	574.9	493.0	(81.9)	(14.2)	1,630.4	1,223.4	(407.0)	(25.0)
Earnings per share (R$)	2.52	2.16			7.16	5.37

 (*) Earnings before interest and taxes

 (**) Earnings before interest, taxes, depreciation and amortization

In 2011, net operating revenue reached R$ 9.9 billion, a 7.6% growth compared to the previous year. Costs and expenses, including construction costs, in the amount of R$ 7.5 billion grew 14.0% over 2010. EBIT dropped 8.4%, from R$ 2.7 billion in 2010 to R$ 2.4 billion in 2011. EBITDA remained stable at R$ 3.2 billion between 2010 and 2011. The EBITDA margin was 32.4% in 2011 in comparison to 34.9% in the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 41.1% in 2011 (44.7% in 2010).

Also excluding non-recurring additional actuarial liabilities of R$ 157.5 million related to the G0 Plan, and construction revenue and construction costs, the EBITDA margin came to 43.1% in 2011.

The Company’s net income was R$ 1.2 billion, a 25.0% drop compared to 2010, mainly due to the currency exchange variation over international loans and financing, in the amount of R$ 448.5 million due to the 12.6% appreciation of the U.S. dollar in 2011, compared to the 4.3% depreciation in 2010.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 7.7 billion in 2010 to R$ 8.3 billion in 2011, an increase of R$ 649.7 million or 8.5%. The main factors that led to this variation were: the increase of 2.6% in water billed volume and of 3.6% in sewage billed volume and the tariff adjustment of 4.05% as of September 2010 and of 6.83% as of September 2011.

3. Construction revenue

In 2011, construction revenue grew from R$ 2.1 billion to R$ 2.2 billion, an increase of R$ 94.0 million or 4.4%, comparing to the previous year. This variation was mainly due to higher construction costs in 2011.The increase of 4.4% in construction revenue and 4.6% in construction costs was due to the change in the index for the calculation of the construction margin, from 2.6% in 2010 to 2.3% in 2011.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 4Q10 and 4Q11, and 2010 and 2011.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%
Residential	370.0	378.8	2.4	301.2	311.8	3.5	671.2	690.6	2.9
Commercial	41.4	42.8	3.4	38.5	39.8	3.4	79.9	82.6	3.4
Industrial	9.5	9.7	2.1	9.9	10.5	6.1	19.4	20.2	4.1
Public	13.0	13.5	3.8	10.2	10.5	2.9	23.2	24.0	3.4
Total retail	433.9	444.8	2.5	359.8	372.6	3.6	793.7	817.4	3.0
Wholesale	74.0	74.8	1.1	6.5	6.2	(4.6)	80.5	81.0	0.6
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	508.0	519.7	2.3	366.3	378.8	3.4	874.3	898.5	2.8
	2010	2011	%	2010	2011	%	2010	2011	%
Residential	1,449.0	1,488.0	2.7	1,177.2	1,220.7	3.7	2,626.2	2,708.7	3.1
Commercial	162.3	167.6	3.3	150.8	156.4	3.7	313.1	324.0	3.5
Industrial	37.2	38.7	4.0	37.8	40.5	7.1	75.0	79.2	5.6
Public	50.2	53.1	5.8	40.1	41.5	3.5	90.3	94.6	4.8
Total retail	1,698.7	1,747.4	2.9	1,405.9	1,459.1	3.8	3,104.6	3,206.5	3.3
Wholesale	293.3	297.3	1.4	28.4	27.2	(4.2)	321.7	324.5	0.9
Reused water	0.3	0.3	-	-	-	-	0.3	0.3	-
Total	1,992.3	2,045.0	2.6	1,434.3	1,486.3	3.6	3,426.6	3,531.3	3.1

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%
Metropolitan	284.5	293.0	3.0	241.2	248.9	3.2	525.7	541.9	3.1
Regional (2)	149.4	151.8	1.6	118.6	123.7	4.3	268.0	275.5	2.8
Total retail	433.9	444.8	2.5	359.8	372.6	3.6	793.7	817.4	3.0
Wholesale	74.0	74.8	1.1	6.5	6.2	(4.6)	80.5	81.0	0.6
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	508.0	519.7	2.3	366.3	378.8	3.4	874.3	898.5	2.8
	2010	2011	%	2010	2011	%	2010	2011	%
Metropolitan	1,119.2	1,150.6	2.8	947.2	976.8	3.1	2,066.4	2,127.4	3.0
Regional (2)	579.5	596.8	3.0	458.7	482.3	5.1	1,038.2	1,079.1	3.9
Total retail	1,698.7	1,747.4	2.9	1,405.9	1,459.1	3.8	3,104.6	3,206.5	3.3
Wholesale	293.3	297.3	1.4	28.4	27.2	(4.2)	321.7	324.5	0.9
Reused water	0.3	0.3	-	-	-	-	0.3	0.3	-
Total	1,992.3	2,045.0	2.6	1,434.3	1,486.3	3.6	3,426.6	3,531.3	3.1

   (1) Unaudited

   (2) Including coastal and countryside

5. Costs, administrative, selling and construction expenses

In 2011, costs of products and services, administrative, selling and construction expenses grew 14.0% (R$ 920.7 million). As a percentage of net revenue, cost and expenses moved from 71.1% in 2010 to 75.3% in 2011.

								R$ million
	4Q10	4Q11	Chg. (R$)%		2010	2011	Chg. (R$)%
Payroll and benefits	263.6	408.5	144.9	55.0	1,401.0	1,804.1	403.1	28.8
Supplies	43.7	44.9	1.2	2.7	146.7	159.1	12.4	8.5
Treatment supplies	37.8	35.9	(1.9)	(5.0)	136.5	154.7	18.2	13.3
Services	258.3	284.4	26.1	10.1	969.5	993.6	24.1	2.5
Electric power	139.1	147.5	8.4	6.0	531.3	584.1	52.8	9.9
General expenses	169.3	177.3	8.0	4.7	444.2	656.0	211.8	47.7
Tax expenses	12.8	12.4	(0.4)	(3.1)	63.4	61.5	(1.9)	(3.0)
Sub-total	924.6	1,110.9	186.3	20.1	3,692.6	4,413.1	720.5	19.5
Depreciation and amortization	119.3	196.2	76.9	64.5	552.2	768.7	216.5	39.2
Credit write-offs	102.8	26.9	(75.9)	(73.8)	232.5	120.3	(112.2)	(48.3)
Sub-total	222.1	223.1	1.0	0.5	784.7	889.0	104.3	13.3
Construction costs	557.2	595.3	38.1	6.8	2,081.1	2,177.0	95.9	4.6
Costs, administrative, selling and construction expenses	1,703.9	1,929.3	225.4	13.2	6,558.4	7,479.1	920.7	14.0
% over net revenue	69.8	71.4			71.1	75.3

5.1. Payroll and benefits

In 2011 payroll and benefits increased R$ 403.1 million or 28.8%, from R$ 1,401.0 million to R$ 1,804.1 million, due to the following:

•         Complementation of the actuarial liability totaling R$ 157.5 million, referring to the actuarial calculation made on December 31, 2010 related to G0 Plan; non-recurring for the next quarters;

•         Complementation of the actuarial liability related to the G0 Plan, in the amount of R$ 22.2 million;

•         Adjustments, in 2010, of the actuarial calculation relating to the migration of employees from the Defined Benefits Plan to Sabesprev Mais, in the amount of R$ 60.8 million;

•         Increase of R$ 22.4 million due to compensation related to Government Severance Indemnity Fund (FGTS), as a result of a higher number of lay-offs in the year;

•         5.05% increase in wages since May 2010 and 8% since May 2011, with an impact of approximately R$ 94.0 million; and

•         Reversion of R$ 13.4 million, in 2010, referent to part of the provision for Profit Sharing, in 2009, with an impact of R$ 29.2 million between the periods.

In 4Q11 payroll and benefits increased R$ 144.9 million or 55.0%, due to:

•         R$ 77.9 million actuarial liability of the G0 Plan. Since 2011, these expenses have been recognized net of the payment of the undisputed party (benefits of Law 4819/58);

•         Adjustments, in 2010, of the actuarial calculation relating to the migration of employees from the Defined Benefits Plan to Sabesprev Mais, in the amount of R$ 39.4 million; and

•         8% increase in wages since May 2011, with an impact of approximately R$ 23.6 million.

5.2. Supplies

In 2011, expenses with supplies increased by R$ 12.4 million or 8.5%, when compared to the previous year, from R$ 146.7 million to R$ 159.1 million. The main factors for these variation were expenses with water and sewage systems maintenance, in the amount of R$ 7.4 million, and fuel and lubricants, in the amount of R$ 2.2 million, due to the 22% average increase in ethanol prices and fleet growth.

In 4Q11, these expenses increased by R$ 1.2 million or 2.7%, due to supplies for water and sewage systems maintenance.

5.3. Treatment supplies

Treatment supplies expenses in 2011 were R$ 18.2 million or 13.3% higher than in 2010, from R$ 136.5 million to R$ 154.7 million. The main factors were:

•         Increase of R$ 21.1 million, 65% of which were related to the approximately 43% increase in the consumption of aluminum polychloride, with an 11% adjustment. This product was mainly used at the Water Treatment Station of Guaraú, as a replacement for aluminum sulphate, ensuring an increase in maximum flow, without jeopardizing treated water quality; and

•         Decrease of R$ 2.0 million in activated carbon due to weather and water conditions and the non-proliferation of algae in the dams that serve Guarapiranga/Billings and the Alto Tietê Production System.

In 4Q11 treatment supplies expenses dropped R$ 1.9 million or 5.0%, due to: i) aluminum sulphate that was replaced by other products such as aluminum polychloride; and ii) activated carbon due to climate conditions.

5.4. Services

In 2011 this item increased R$ 24.1 million or 2.5%, from R$ 969.5 million to R$ 993.6 million. The main factors were:

•         Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 14.7 million as expected for the second year of the contract and start-up in September 2011;

•         Preventive and corrective maintenance in the water and sewage systems, amounting to R$ 14.3 million;

•         Hydrometer reading and bill delivery expenses in the amount of R$ 11.1 million, as a result of the usage of new technologies that allow greater security and agility in the bill issue and reading system at municipalities belonging to the Regional Systems, in addition to the higher number of connections and contract adjustments at the São Paulo Metropolitan Region;

•         Water and sewage connection and network maintenance in the amount of R$ 9.2 million, due to the intensification of the fight against water losses and to comply with work execution terms required by the ARSESP;

•         Postage and telegraphs in the amount of R$ 6.0 million related to the delivery of water bills at some Business Units by post, due to judicial request; and

•         Expenses with risk contracts for the recovery of credits, in the amount of R$ 4.2 million, due to the intensification of collection operations, which led to a R$ 325.4 million increase in revenues in 2011.

The following items recorded a decrease in the period:

•         The municipal government of São Paulo, down by R$ 15.5 million, related to joint social and environmental initiatives;

•         Advertising campaigns with a R$ 18.4 million decrease due to the completion of certain advertising campaign contracts; and

•         Telephone and data transmission, down by R$ 6.6 million, due to the agreement involving wireline telephony and data long distance call (DDD/DDI) projects and corporate mobiles.

In 4Q11 this item increased R$ 26.1 million, or 10.1%, due to:

•         Paving services and replacement of sidewalks in the amount of R$ 8.2 million, on account of the offsetting of accounts with Municipal Governments;

•         Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 7.5 million as expected for the second year of the contract and start-up in September 2011;

•         Advertising campaigns focused on social and environmental initiatives broadcast on the radio and TV totaling R$ 4.2 million, which will also be incurred in the next quarter; and

•         Hydrometer reading and bill delivery expenses in the amount of R$ 4.7 million, as a result of the implementation of new technologies (TACE) in several municipalities belonging to the Regional Systems, that allow greater security and agility in the bill issue and reading system, in addition to the higher number of connections and contract adjustments at the São Paulo Metropolitan Region.

5.5. Electric power

In 2011, this item increased R$ 52.8 million, or 9.9%, from R$ 531.3 million to R$ 584.1 million, associated to the increase in consumption and to the average tariff increase in the free and captive market.

5.6. General expenses

In 2011 general expenses increased R$ 211.8 million or 47.7%, from R$ 444.2 million to R$ 656.0 million, due to:

•         R$ 162.1 million provisions envisaged in the agreement with the municipal government of São Paulo, which is equivalent to 7.5% of the municipality’s gross revenue net of Cofins and Pasep. These provisions were constituted as of the third quarter of 2010 and full year of 2011; and

•         Increase in provision for legal contingencies in relation to 2010, amounting to R$ 51.0 million.

In 4Q11 this item increased R$ 8.0 million due to provisions for legal contingencies.

5.7. Depreciation and amortization

This item increased R$ 216.5 million or 39.2%, from R$ 552.2 million to R$ 768.7 million, due to the amortization term adjustment between the asset’s useful life and the contract effectiveness, whichever is the shortest one, and the increased transfer of works in progress to operation in 2011. The main adjustment refers to the amortization of intangible assets related to the Service Agreement with the municipal government of São Paulo

5.8. Credit write-offs

In 2011 credit write-offs dropped R$ 112.2 million or 48.3%, from R$ 232.5 million to R$ 120.3 million, mainly due to additional provisions of R$ 34.2 million related to private clients and R$ 139.1 million related to public municipal entities in 2010, R$ 54.8 million of which refers to the municipal government of São Paulo.

6. Other operating revenues and expenses

6.1. Other operating revenues

Other operating revenues increased R$ 33 million or 83.5% in 2011, mainly due to the signing of the Disposal of Exclusive Rights agreement, for the payment of Sabesp’s employees, with Nossa Caixa and Banco do Brasil for the period from March 2007 to March 2014.

6.2. Other operating expenses

Other operating revenues increased R$ 125.0 million  or 332.4% in 2011, mainly due to provision of R$ 85.9 million for assets related to the concession agreement with the municipality of Mauá and asset write-offs, in the amount of R$ 35.3 million.

7. Financial revenues and expenses

				R$ million
	2010	2011	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	388.4	354.8	(33.6)	(8.7)
Interest and charges on international loans and financing	50.8	79.8	29.0	57.1
Interest rate over lawsuit	201.4	105.8	(95.6)	(47.5)
Other financial expenses	59.4	31.4	(28.0)	(47.1)
Total financial expenses	700.0	571.8	(128.2)	(18.3)
Financial revenues	223.0	376.4	153.4	68.8
Financial expenses net of revenues	477.0	195.4	(281.6)	(59.0)

7.1. Financial expenses

In 2011 financial expenses dropped R$ 128.2 million, or 18.3%. The main factors that influenced this result were:

•         Decrease in the amount relating to lawsuits in  the amount of R$ 95.6 million, due to higher interest from supplier and client lawsuits in 2010;

•         Decrease in interest by R$ 33.6 million on domestic loans and financing, mainly due to the amortization of the 8th and 9th debenture in June and October 2011, respectively; and

•         Interest related to the Eurobonds 2020, in the amount of US$ 350 million, in December 2010, which increased R$ 29.0 million.

7.2. Financial revenues

Financial revenues increased by R$ 153.4 million, as a result of financial investments due to the increase in cash position.

8. Monetary variation on assets and liabilities

				R$ million
	2010	2011	Var.	%
Currency exchange variation on loans and financing	(66.2)	382.3	448.5	(677.5)
Other monetary/exchange rate variations	89.0	130.2	41.2	46.3
Variation on Liabilities	22.8	512.5	489.7	2,147.9
Variation on assets	120.9	74.9	(46.0)	(38.0)
Net Variation	(98.1)	437.6	535.7	(546.1)

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2011 was R$ 489.7 million higher than in 2010, due to:

•         Exchange variation on foreign loans and financing in the amount of R$ 448.5 million, due to the 12.6% appreciation of the U.S. dollar in 2011, compared to the 4.3% depreciation in 2010; and

•         Monetary restatements of the commitments arising from program agreements, totaling R$ 41.2 million.

8.2. Monetary variation on assets

Monetary variation on assets decreased R$ 46.0 million, due to:

•         Monetary restatement related to the proceeds of the 11th debenture issue, as a result of the change in the Unit Price between the issue date and the actual disbursement date in 2010, totaling R$ 20.0 million;

•         Depreciation of the Yen against the Real at the release of the amount disbursed by the Japan International Cooperation Agency – JICA, totaling R$ 14.0 million in 2011; and

•         Lower tariff debit installment agreements in 2011, in the amount of R$ 12.0 million.

9. Operating indicators

In 2011, the water loss indicator resumed its downward trend, coming to 25.6% in December, after a stable period in 2010 due to problems related to the termination of network maintenance agreements, which are part of the loss reduction efforts.

Currently the goal is to reduce loss ratio to 13% until 2019, however, this goal will be revised based on the results reached so far and the expected reduction with the implementation of the Corporate Program for Water Loss Reduction in the 2012-2019 period.

Operating indicators*	2010	2011	%
Water connections (1)	7,295	7,481	2.5
Sewage connections (1)	5,718	5,921	3.6
Population directly served - water (2)	23.6	23.9	1.3
Population directly served - sewage (2)	20.0	20.5	2.5
Number of employees	15,330	14,896	(2.8)
Water volume produced (3)	2,952	2,992	1.4
Water losses (%)	26.0	25.6	(1.5)

  (1) In thousand units

  (2) In million inhabitants. Not including wholesale

  (3) In million of cubic meters.

  * Unaudited

10. Loans and financing

In February, 2012, the Company held its 15th issue of simple, non-convertible, unsecured debentures in the amount of R$ 771.1 million, in two series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476. The first series totals R$ 287.3 million, due in 5 years and the second series totals R$ 483.8 million, due in 7 years. The proceeds were used to settle financial commitments due in 2012, especially the prepayment of the 13rd debenture issue, totaling R$ 600 million, due in August 2012. The proceeds were also used to amortize an installment of the 2nd series of the 11th debenture issue, totaling R$ 202.5 million.

In the same month, the Company entered into a loan agreement with the Japan International Cooperation Agency (JICA) in the amount of ¥ 33.584 billion (equivalent to around R$710 million on the execution date) to support the second stage of the Corporate Program for Water Loss Reduction in water supply systems. Investments in this stage of the program are estimated at R$ 1.1 billion (¥ 52.207 billion), R$ 390 million (¥18.623 billion) of which represent Sabesp’s counterpart. The loan term is 25 years, with a 7-year grace period and an interest rate of 1.7% p.a.

								R$ million
INSTITUTION	2012	2013	2014	2015	2016	2017	2018 and onwards	Total
Local market
Banco do Brasil	348.7	379.5	100.0	-	-	-	-	828.2
Caixa Econômica Federal	110.5	112.5	73.9	52.0	51.2	53.5	565.4	1,019.0
Debentures	801.9	470.8	290.1	299.9	35.0	34.9	154.8	2,087.4
Debentures BNDES	2.0	35.8	35.8	35.8	35.8	35.8	104.3	285.3
Debentures FI FGTS	-	-	22.7	45.5	45.4	45.5	340.5	499.6
BNDES	74.6	45.5	42.0	42.0	42.0	42.0	207.0	495.1
Others	1.1	0.6	0.5	0.6	0.6	0.7	50.2	54.3
Interest and charges	101.0	-	-	-	-	-	-	101.0
Local market total	1,439.8	1,044.7	565.0	475.8	210.0	212.4	1,422.2	5,369.9
International market
BID	71.6	71.6	71.6	71.6	71.5	74.1	291.7	723.7
BIRD	-	-	-	-	-	-	18.9	18.9
Eurobonds	-	-	-	-	262.1	-	649.0	911.1
JICA	53.2	53.2	53.2	53.2	53.2	53.3	639.4	958.7
BID 1983AB	44.9	44.9	44.9	44.9	44.9	45.0	151.8	421.3
Interest and charges	19.7	-	-	-	-	-	-	19.7
International market total	189.4	169.7	169.7	169.7	431.7	172.4	1,750.8	3,053.4
Total	1,629.2	1,214.4	734.7	645.5	641.7	384.8	3,173.0	8,423.3

11. Events

APIMEC Meeting March 27, 2012 3:00 pm (Brasília) / 2:00 pm (US EST) Replay available at the Company’s website

Conference Call in English

March 27, 2012

11:00 am (Brasília) / 10:00 am (US EST)

Dial in access: 1 (412) 317-6776

Conference ID: Sabesp

Replay available until 04/06/2012

Dial in access: 1(412) 317-0088

Replay ID: 10010053

Click here for live webcast and Access through the Internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	2011	2010	2011	2010
Gross Revenue from Sales and Services	10,529,676	9,785,901	10,544,898	9,786,575
Water Supply - Retail	4,294,024	3,985,025	4,297,066	3,985,433
Water Supply - Wholesale	203,545	184,779	203,545	184,779
Sewage Collection and Treatment	3,615,652	3,331,979	3,617,687	3,332,236
Sewage Collection and Treatment - Wholesale	21,149	21,810	21,149	21,810
Construction Revenue - Water	1,066,053	1,052,836	1,066,524	1,052,840
Construction Revenue - Sewage	1,158,580	1,077,839	1,168,254	1,077,844
Other Services	170,673	131,633	170,673	131,633

Taxes on Sales and Services - COFINS and PASEP	(602,231)	(555,531)	(603,261)	(555,548)

Net Revenue from Sales and Services	9,927,445	9,230,370	9,941,637	9,231,027

Costs of Sales and Services	(6,018,732)	(5,194,154)	(6,030,977)	(5,194,548)

Gross Profit	3,908,713	4,036,216	3,910,660	4,036,479

Operating Expenses
Selling	(619,304)	(712,941)	(619,542)	(712,946)
Administrative	(841,077)	(651,271)	(846,593)	(653,200)
Other operating revenue (expenses), net	(90,253)	1,809	(90,138)	1,830

Operating Income Before Shareholdings	2,358,079	2,673,813	2,354,387	2,672,163
Equity Result	(3,584)	(1,694)	-	-

Earnings Before Financial Results, net	2,354,495	2,672,119	2,354,387	2,672,163
Financial, net	(236,136)	(445,025)	(236,840)	(445,553)
Exchange gain (loss), net	(396,882)	66,151	(396,801)	66,146

Earnings before Income Tax and Social Contribution	1,721,477	2,293,245	1,720,746	2,292,756

Income Tax and Social Contribution

Current	(598,024)	(697,077)	(598,303)	(697,115)
Deferred	99,966	34,279	100,976	34,806

Net Income (loss) for the period	1,223,419	1,630,447	1,223,419	1,630,447
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	5.37	7.16	5.37	7.16
Depreciation and Amortization	(768,704)	(552,175)	(768,769)	(552,183)
EBITDA	3,213,452	3,222,485	3,213,294	3,222,516
% over net revenue	32.4%	34.9%	32.3%	34.9%

Balance sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Current
Cash and Cash Equivalents	2,142,079	1,988,004	2,149,989	1,989,179
Accounts Receivable from Clients	1,072,015	971,047	1,072,659	971,318
Related Party Balance	185,333	137,772	185,333	137,772
Inventory	44,576	36,090	44,611	36,096
Restricted cash	99,729	302,570	99,729	302,570
Recoverable Taxes	117,893	108,675	118,116	108,675
Other Receivables	43,069	30,716	55,396	44,511
Total Current Assets	3,704,694	3,574,874	3,725,833	3,590,121

Non-Current
Long Term Assets:
Accounts Receivable from Clients	333,713	352,839	333,713	352,839
Related Party Balance	170,288	231,076	170,288	231,076
Indemnities Receivable	60,295	146,213	60,295	146,213
Judicial Deposits	54,178	43,543	54,178	43,543
Deferred income tax and social contribution	177,926	77,913	179,463	78,440
National Water Agencie - ANA	100,551	62,540	100,551	62,540
Other Receivables	35,034	47,884	39,933	49,370
	931,985	962,008	938,421	964,021

Investments	21,986	8,262	-	-
Investment properties	52,585	-	52,585	-
Intangible Assets	20,125,721	18,541,522	20,141,677	18,546,836
Permanent Assets	181,585	206,384	356,468	249,606
	20,381,877	18,756,168	20,550,730	18,796,442
Total Non-Current Assets	21,313,862	19,718,176	21,489,151	19,760,463

Total Assets	25,018,556	23,293,050	25,214,984	23,350,584

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current
Contractors and Suppliers	244,658	142,634	255,557	144,043
Current portion of
long term loans	1,629,184	1,239,716	1,630,010	1,242,143
Salaries and Payroll Charges	243,502	246,325	243,876	246,467
Other taxes and contributions payable	180,794	157,768	181,122	158,050
Interest on Own Capital Payable	247,486	354,254	247,486	354,254
Provisions	764,070	766,603	764,070	766,603
Services payable	383,116	295,172	383,116	295,172
Other payables	263,336	299,314	263,431	299,382
Total Current Liabilities	3,956,146	3,501,786	3,968,668	3,506,114
			-	-

Non-Current
Loans and Financing	6,794,148	6,969,576	6,966,285	7,022,472
Other taxes and contributions payable	18,363	53,045	18,363	53,045
Deferred Cofins/Pasep taxes	114,106	112,962	114,957	112,962
Provisions	807,759	693,227	807,759	693,227
Pension Plan Obligations	2,050,697	1,804,038	2,050,697	1,804,038
Other Payables	731,441	476,616	742,359	476,926
Total Non Current Liabilities	10,516,514	10,109,464	10,700,420	10,162,670

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve	4,217,953	3,353,857	4,217,953	3,353,857
Total Shareholders' Equity	10,545,896	9,681,800	10,545,896	9,681,800

Total Liabilities and Shareholders' Equity	25,018,556	23,293,050	25,214,984	23,350,584

Cash flow

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
Description	Jan-Dec/11	Jan-Dec/10	Jan-Dec/11	Jan-Dec/10
Cash flow from operating activities
Earnings before income tax and social contribution	1,721,477	2,293,245	1,720,746	2,292,756
Depreciation and Amortization	768,704	552,176	768,769	552,184
Losses from the sale of fixed and intangible assets	56,548	16,385	56,548	16,385
Provisions for bad debt	289,589	402,694	289,589	402,694
Provisions	614,993	352,614	614,993	352,614
Interest calculated over loans and financing payable	434,315	449,682	439,117	450,297
Monetary and exchange variation over loans and financing	442,954	21,139	442,954	21,139
Variation on liabilities and interest	31,422	4,112	31,422	4,112
Variation on assets and interest	(33,589)	(59,916)	(33,589)	(59,916)
Fair value margin on intangible assets from
concession agreements	(47,589)	(49,603)	(47,589)	(49,603)
Equity result	3,584	1,694	-	-
São Paulo municipal goverment transfers	15,386	80,368	15,386	80,368
Provision for Sabesprev Mais	(8,746)	32,587	(8,746)	32,587
Other write-offs	4,833	19,332	4,833	19,331
Indemnities receivable	85,918	-	85,918	-
Adjusted net income (generated by operating activities)	4,379,799	4,116,509	4,380,351	4,114,948

Variation on Assets and Liabilities	(356,361)	(667,069)	(337,956)	(679,847)
(Increase) decrease in assets:
Accounts receivable from clients	(358,143)	(245,412)	(358,516)	(245,683)
Balances and transactions with related parties	20,455	36,708	20,455	36,708
Inventories	(8,490)	3,490	(8,519)	3,484
Recoverable Taxes	(61,926)	(157,916)	(62,149)	(157,916)
Judicial deposits	573	(14,864)	573	(14,864)
Other accounts receivable	(41,080)	(16,038)	(43,025)	(30,508)
Increase (decrease) in liabilities:	-	-	-	-
Contractors and suppliers	135,961	(67,337)	145,451	(66,087)
Payment for services	87,944	55,678	87,944	55,678
Salaries and payroll charges	(49,814)	(17,624)	(49,582)	(17,525)
Other taxes and contributions payable	(14,416)	(8,558)	(14,649)	(8,316)
Taxes on revenues	1,144	(7,455)	1,995	(7,455)
Pension plan obligations	(11,268)	(15,881)	(11,268)	(15,881)
Other accounts payable	140,220	118,396	150,855	118,774
Provisions	(197,521)	(330,256)	(197,521)	(330,256)

Others	(1,324,866)	(1,352,052)	(1,325,337)	(1,352,052)
Interest paid	(736,382)	(618,600)	(736,853)	(618,600)
Income tax and contribution paid	(588,484)	(733,452)	(588,484)	(733,452)

Net cash generated from operating activities	2,698,572	2,097,388	2,717,058	2,083,049

Cash flow from investing activities:
Restricted cash	202,841	(189,820)	202,841	(189,820)
Increase in investment	(17,308)	(5,620)	-	-
Acquisition of property, plant and equipment	(11,995)	(44,161)	(143,684)	(87,383)
Acquisition of intangible assets	(2,056,756)	(1,810,999)	(2,067,435)	(1,814,166)
Income from the sale of fixed assets	-	-	-	-
Net cash used in investing activities	(1,883,218)	(2,050,600)	(2,008,278)	(2,091,369)

Cash flow from financing activities
Funding	1,685,506	3,370,709	1,854,052	3,425,417
Amortizations	(1,923,862)	(1,800,507)	(1,979,099)	(1,800,507)
Payment of interest on own capital	(422,923)	(398,419)	(422,923)	(398,419)
Net cash generated (invested) at financing activities	(661,279)	1,171,783	(547,970)	1,226,491

Increase (decrease) in cash and equivalents	154,075	1,218,571	160,810	1,218,171
Cash and cash equivalents at the beginning of the period	1,988,004	769,433	1,989,179	771,008
Cash and cash equivalents at the end of the period	2,142,079	1,988,004	2,149,989	1,989,179
Changes in Cash and Cash Equivalents	154,075	1,218,571	160,810	1,218,171

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 26, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.